DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Daiwa Capital Markets America Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Daiwa Capital Markets America Inc. (the Company) as of March 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
May 29, 2018

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2018

(In thousands, except share data)

Assets

Cash	$	887,735
Cash segregated for regulatory purposes		121,783
Securities purchased under agreements to resell		25,881,985
Financial instruments owned, at fair value		10,749,988
Securities borrowed		2,212,419
Receivable from brokers, dealers, and clearing organizations		193,554
Receivable from customers		15,405
Receivable from affiliates		7,402
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $49,286		8,684
Exchange memberships, at cost (fair value, $2,098)		1,073
Other assets		87,310
Total assets	$	40,167,338

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	26,882,071
Financial instruments sold, but not yet purchased, at fair value		9,730,137
Securities loaned		1,003,694
Payable to brokers, dealers, and clearing organizations		863,739
Payable to customers		395,563
Loans payable		383,649
Payable to affiliates		37,321
Accounts payable and accrued liabilities		101,878
Total liabilities		39,398,052
Commitments, contingencies and guarantees (Note 13)		
Subordinated borrowings from Parent		200,000
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		329,402
Retained earnings		139,884
Total stockholder's equity		569,286
Total liabilities and stockholder's equity	$	40,167,338

See accompanying notes to statement of financial condition.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

(1) Organization

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa International Holdings Inc. (Daiwa Tokyo), a Japanese holding company, whose ultimate parent is Daiwa Securities Group Inc. (Daiwa Group).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the requirements of Accounting Standard Codification (ASC) 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities. If the Company acts as a borrower in a borrow versus pledged transaction, there is no recognition on the statement of financial condition.

(c) *Financial Instruments*

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures.* Principal transactions in regular-way trades, commission revenues, and related expenses are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(d) *Office Furniture, Equipment, and Leasehold Improvements*

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives which are generally from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(e) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740, *Income Taxes.* Recognized income tax positions are measured at the largest amount that is greater than 50% likely of

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f)   ***Recently Issued Accounting Standards***

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), which requires a company to recognize revenue when the company transfers control of promised goods and services to the customer. Revenue is recognized in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. A company also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB also has issued several amendments to this standard, which are intended to promote a more consistent interpretation and application of the principles outlined in the standard.

Companies are permitted to adopt the standard using a retrospective transition method (i.e., restate all prior periods presented) or a cumulative effect method (i.e., recognize the cumulative effect of initially applying the guidance at the date of initial application with no restatement of prior periods). However, both methods allow companies to elect certain practical expedients on transition that will help to simplify how a company restates its contracts. The provisions of this ASU and related amendments are effective for annual reporting periods beginning after December 15, 2017 (April 1, 2018 for the Company), and interim reporting periods within that annual period, with early adoption permitted. While the Company continues to assess all potential effects of the standard, it does not expect the standard to have a material effect on the financial statements, other than for the additional disclosures required by the standard. This is because most of the Company's revenues are not within the scope of Topic 606.

In February 2016, the FASB issued ASU 2016-2, *Leases* (Topic 842). The ASU requires a lessee to recognize a lease liability and a right-of-use asset on its balance sheet for all leases, including operating leases, with a term greater than 12 months. Lease classification will determine whether a lease is reported as a financing transaction in the income statement and statement of cash flows. The ASU does not substantially change lessor accounting, but it does make certain changes related to leases for which collectability of the lease payments is uncertain or there are significant variable payments. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of underlying asset such as for property taxes or insurance; b) narrowing the definition of initial direct costs which an entity is permitted to capitalize to include only those incremental costs of a lease that would not have been incurred if the lease had not been obtained; c) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of underlying assets at the time of sale rather than over the leaseback term; and d) expanding disclosures to provide quantitative and qualitative information about lease transactions. This ASU is effective for all annual and interim periods in fiscal years beginning after December 15, 2018 (April 1, 2019 for the Company). We are currently evaluating the impact of adopting this ASU.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

In November 2016, the FASB issued ASU No. 2016-18, *Restricted Cash*. The ASU clarifies how restricted cash and restricted cash equivalents should be presented in the statement of cash flows. Entities classify transfers between cash and restricted cash as operating, investing, or financing activities, or as combination of those activities, in the statement of cash flows. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017 (April 1, 2018 for the Company). The Company elected to early adopt ASU 2016-18 as of April 1, 2017. As a result of adopting this standard, the Company no longer includes changes in cash segregated for regulatory purposes in net cash used in operating activities.

(3)   **Cash Segregated for Regulatory Purposes**

Cash of $2,283,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $119,500,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(4)   **Securities Purchased and Sold under Agreements to Resell and Repurchase**

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2018, the Company has accepted securities with market values of approximately $33.6 billion under resale agreements and pledged securities with market values of approximately $34.5 billion under repurchase agreements, prior to the application of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20-45-11. At March 31, 2018, the Company's assets and liabilities were netted by approximately $7.2 billion as a result of the application of ASC 210-20-45-11.

As of March 31, 2018, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2018. These repledged securities have been used in the normal course of business.

(5)   **Securities Borrowed and Securities Loaned**

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2018, the Company has received securities with a market value of approximately $2.2 billion related to its securities

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

borrowed transactions and pledged approximately $1.0 billion related to its securities loaned transactions.

As of March 31, 2018, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2018. These repledged securities have been used in the normal course of business.

(6) **Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings**

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. These transactions are effectively short-term collateralized borrowings. While not a material risk, there is a residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. The Company attempts to mitigate these risks by using highly liquid securities as collateral. The Company also monitors the credit risk of the counterparties and the fair value of the collateral pledged in comparison to the contract value of the repurchase and securities lending contracts.

The following table provides the gross contract value of repurchase agreements and securities lending transactions by the type of collateral provided and the term date of the transactions at March 31, 2018 (in thousands):

	Remaining contractual maturity of the agreements				
	Open or continuous contract	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreement transactions:					
U.S. government and agency obligations	$ 2,851,429	19,234,319	—	—	22,085,748
U.S. government agency mortgage-backed obligations	2,384,627	8,467,094	—	—	10,851,721
Japanese government bonds	—	1,096,475	—	—	1,096,475
Corporate bonds	—	—	11,892	—	11,892
Total	5,236,056	28,797,888	11,892	—	34,045,836
Securities lending transactions:					
Equity securities	$ 526,404	—	—	—	526,404
Corporate bonds	477,290	—	—	—	477,290
Total	1,003,694	—	—	—	1,003,694
Total Borrowings	$ 6,239,750	28,797,888	11,892	—	35,049,530

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

(7) **Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value**

At March 31, 2018, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

Financial instruments owned, at fair value:

U.S. government and agency obligations	$ 6,862,186
U.S. government agency mortgage-backed obligations	3,438,951
Corporate bonds	425,826
Forward-settling trades	22,536
Options	463
Equities	26
	$ 10,749,988

Financial instruments sold, but not yet purchased, at fair value:

U.S. government and agency obligations	$ 8,124,353
U.S. government agency mortgage-backed obligations	1,232,680
Corporate bonds	338,755
Forward-settling trades	34,214
Equities	131
Options	4
	$ 9,730,137

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2018, the Company has pledged approximately $8.4 billion of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Derivative Financial Instruments

A summary of the Company's derivative instruments, which are included in financial instruments owned and financial instruments sold in the accompanying statement of financial condition, executed through regulated exchanges and over-the-counter (OTC) markets, at contract or notional amounts, together with their fair values at March 31, 2018, is presented in the table below (in thousands). Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

	Derivative assets			Derivative liabilities		
Derivative contract type	Notional Amount	Fair value	Average Fair value	Notional Amount	Fair value	Average Fair value
Forward-settling trades	$ 6,854,868	22,536	43,993	$ 17,787,241	34,214	43,620
Options	651,240	463	1,073	1,160	4	44
Futures	1,963,676	—	—	1,892,525	—	—
Total	$ 9,469,784	22,999	45,066	$ 19,680,926	34,218	43,664

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

Substantially all of the Company's derivative transactions are entered into for trading purposes or to facilitate customer transactions. The Company does not apply hedge accounting pursuant to ASC 815 (*Derivatives and Hedging*) to any of its derivative transactions.

The Company's activities in forward-settling trades include transactions in securities for which the settlement date is a date beyond the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risks.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions and the availability, reliability, and observability of valuation inputs.

(a)   *Fair Value Hierarchy*

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, and most OTC derivatives.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2018 and 2017, the Company did not hold any Level 3 assets or liabilities that are measured at fair value on a recurring basis.

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2018 (in thousands):

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government and agency obligations	$ 6,862,186	—	—	6,862,186
U.S. government agency mortgage-backed obligations	—	3,438,951	—	3,438,951
Corporate bonds	—	425,826	—	425,826
Forward-settling trades	—	22,536	—	22,536
Options	463	—	—	463
Equities	26	—	—	26
Financial instruments owned, at fair value	$ 6,862,675	3,887,313	—	10,749,988

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
U.S. government and agency obligations	$ 8,124,353	—	—	8,124,353
U.S. government agency mortgage-backed obligations	—	1,232,680	—	1,232,680
Corporate bonds	—	338,755	—	338,755
Forward-settling trades	—	34,214	—	34,214
Equities	131	—	—	131
Options	4	—	—	4
Financial instruments sold, but not yet purchased, at fair value	$ 8,124,488	1,605,649	—	9,730,137

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy during the year ended March 31, 2018.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

(b) *Valuation Techniques for Major Assets and Liabilities*

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities, where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying securities. The fair value measurements for Level 2 corporate bonds are based on quoted market prices but trade in markets that are not considered to be active. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward-settling contracts, are valued using a models-based approach. Fair value is calculated using market and credit based inputs to models based on information that includes contractual terms, market prices, credit ratings, and other observable inputs. The models also adjust for the present value of cash flows, when necessary. All inputs into the calculation of the fair value of these derivatives are observable in the market.

Fair Value of Other Financial Instruments

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, and/or are subject to frequent repricing.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

(8) Offsetting of Collateralized Financing Transactions and Derivative Positions

All reverse repurchase agreements and repurchase agreements are subject to master repurchase agreements. These agreements are reported net by counterparty when permitted under ASC 210-20-45-11. The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC and the FICC becomes the Company's counterparty. Derivative contracts, such as forward-settling trades, are presented net by counterparty when permitted under ASC 815-10-45. This requires a legal right of set-off under enforceable netting agreements.

The following table provides information about assets and liabilities that are subject to offset as of March 31, 2018 (in thousands):

| | (i) Gross amounts | (ii) Gross amounts offset in the statement of financial condition (1) | (iii)=(i)-(ii) Net amounts presented in the statement of financial condition | (iv) Gross amounts not offset | | (v)=(iii)-(iv) Net amount (3) |
				Financial instruments (2)	Cash collateral received	
Assets:						
Forward-settling trades	$ 38,028	15,492	22,536	—	—	22,536
Securities borrowed	2,212,419	—	2,212,419	2,163,120	—	49,299
Securities purchased under agreements to resell - FICC	14,374,090	4,913,015	9,461,075	9,412,593	—	48,482
Securities purchased under agreements to resell - non-FICC	18,671,661	2,250,751	16,420,910	16,406,319	9,014	5,577
Total	$ 35,296,198	7,179,258	28,116,940	27,982,032	9,014	125,894
Liabilities:						
Forward-settling trades	$ 49,706	15,492	34,214	—	—	34,214
Securities loaned	1,003,694	—	1,003,694	977,571	—	26,123
Securities sold under agreements to repurchase - FICC	4,913,015	4,913,015	—	—	—	—
Securities sold under agreements to repurchase - non-FICC	29,132,822	2,250,751	26,882,071	26,844,299	10,196	27,576
Total	$ 35,099,237	7,179,258	27,919,979	27,821,870	10,196	87,913

(1) Represents recognized amount of resale and repurchase agreements and forward-settling trades with counterparties subject to legally enforceable agreements that meet the applicable netting criteria as permitted by U.S. GAAP.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of exposure that is not collateralized/covered by pledged collateral.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

(9) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2018, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:

Securities failed to deliver	$	103,011
Clearing organizations		86,055
Other		4,488
	$	193,554

Payable to brokers, dealers, and clearing organizations:

Net payable for unsettled regular-way trades	$	648,480
Securities failed to receive		119,228
Payable to affiliates		94,897
Clearing organizations		995
Other		139
	$	863,739

(10) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(11) Loans Payable

At March 31, 2018, loans payable consisted of the following (in thousands):

Loans payable to Parent	$	209,000
Loans payable to affiliates		174,649
	$	383,649

The Company's loans payable to Parent are under $300 million in revolving loan facilities which bear interest at a rate of 1.92%. Loans payable to affiliates primarily consists of a revolving loan facility with an outstanding balance of $153,000,000 which bears interest at a rate of 3.62%. In addition, the Company's loans payable to an affiliate consists of $12,236,000 and $9,413,000 loans at rates of 0.03% and 0.02%, respectively. These loans are denominated in yen, with face value of ¥1.3 billion and ¥1 billion, and are due on April 10, 2018 and August 23, 2018, respectively. The ¥1.3 billion loan was renewed upon maturity with maturity date of October 10, 2018. These loans payable to affiliates are under a ¥100 billion revolving loan facility which the Company shares with the Parent. At March 31, 2018, these loans had interest payable of $417,000. These loans are primarily used to finance the Company's securities operations. In addition, as of March 31, 2018, the Company had an available, uncommitted and undrawn revolving unsubordinated loan from an affiliate in the amount of $300 million.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

(12) Subordinated Borrowings

As of March 31, 2018, the Company had a subordinated note payable to the Parent of $200,000,000 with a maturity date of December 31, 2027. The note is treated as equity for the purposes of calculating net capital, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the note is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts.

This note bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. At March 31, 2018, this rate was 1.92%. This liability is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital and, accordingly, is included as net capital by the Company in computing net capital under Rule 15c3-1.

(13) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under non-cancelable lease agreements expiring at various dates through the year ending March 31, 2027. Minimum rentals under these lease agreements are approximately as follows (in thousands):

	Occupancy leases	Sublease income
Year ending March 31:		
2019	$ 8,430	$ 400
2020	8,453	400
2021	8,225	400
2022	8,727	427
2023	8,915	437
Thereafter	28,365	1,419

The Company also has a commitment with a vendor for data processing services. The total remaining non-cancelable commitment is $10,594,000 at various dates through the year ending March 31, 2021.

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company. Also, as a registered broker-dealer and futures commission merchant, the Company is subject to periodic regulatory examinations which may result in adverse judgments or fines. Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted;

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements of $2.9 billion and $7.3 billion respectively, at March 31, 2018.

(14) Income Taxes

In December 2017 the U.S. government enacted comprehensive tax legislation, the Tax Cuts and Jobs Act (the Act), which significantly revises the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35% to 21%, implementing a territorial tax system, imposing a one-time tax on foreign unremitted earnings and setting limitations on deductibility of certain costs (e.g., interest expense and executive compensation), among other things.

The Company accounted for the effects of the Act in its reporting period that included the December 22, 2017 enactment date. Due to the complexities involved in accounting for the Act, the Company applied the relief available under SEC Staff Accounting Bulletin No. 118, which allows companies to recognize provisional amounts for the new tax law when all of the information necessary to complete the accounting is not available, prepared or analyzed. Accordingly, the Company's financial results reflect the income tax effects of the Act for which the accounting under ASC Topic 740 is complete, and provisional amounts for those specific income tax effects of the Act for which the accounting under ASC Topic 740 is incomplete, but for which a reasonable estimate could be determined. The Company did not identify any material items for which the income tax effects of the Act have not been completed and a reasonable estimate could not be determined as of March 31, 2018.

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2018 are as follows (in thousands):

Deferred tax assets:		
Depreciation	$	1,134
Deferred rent		2,576
Capital loss carryforward		10,149
Goodwill		3,539
Bonus		4,941
Other		271
Total gross deferred tax assets		22,610
Less valuation allowance		(10,149)
Net deferred tax assets	$	12,461

The valuation allowance for deferred tax assets as of April 1, 2017 was $13,040,000. The net change in the total valuation allowance was a decrease of $2,891,000. The valuation allowance at March 31, 2018 was primarily related to components that, in the judgment of management, are not more-likely-

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

than-not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the periods in which those temporary differences become deductible. Management considered projected future taxable income in making the assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2018. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company's capital loss carryforwards expire between March 31, 2019 and March 31, 2023

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

U.S. Federal	March 31, 2015 and later
New York State	March 31, 2015 and later
New York City	March 31, 2015 and later

The Parent files a consolidated federal income tax return that includes the Company. In addition, the Company files state tax returns in various jurisdictions. With few exceptions, the Parent and its consolidated subsidiaries are no longer subject to U.S. federal, state, and local examinations by tax authorities for the years ended before March 31, 2015.

Management has evaluated state tax nexus regulations. The Company does not anticipate that any adjustments would result in a material change to its financial position. However, the Company anticipates that it is reasonably possible that an additional payment in the amount of $476,000 will be made by March 31, 2019 or thereafter.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Beginning balance April 1, 2017	$	496
Subtractions for prior year state tax nexus positions		(82)
Ending balance March 31, 2018	$	414

As of March 31, 2018, there is $284,000 of unrecognized tax benefit that, if recognized, would affect the annual effective tax rate.

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

(15) Related Party Transactions

In the normal course of business, the Company's operations include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2018 (in thousands):

Assets:		
Securities purchased under agreements to resell	$	4,958,313
Financial instruments owned, at fair value		2,261
Securities borrowed		156,106
Receivable from brokers, dealers, and clearing organizations		1,669
Receivable from affiliates		7,402
Other assets		210
Liabilities:		
Securities sold under agreements to repurchase	$	1,162,175
Financial instruments sold, but not yet purchased, at fair value		696
Securities loaned		218,048
Payable to brokers, dealers, and clearing organizations		121,425
Payable to customers		390,647
Loans payable		383,649
Payable to affiliates		37,321
Accounts payable and accrued liabilities		4,518
Subordinated borrowings from Parent	$	200,000

(16) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after two months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(17) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value.

Derivative financial instruments are used for trading purposes. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased. OTC derivatives are recorded at fair value in the statement of financial condition. Pricing models, using a series of market inputs, determine fair value. The fair value of OTC derivatives is recorded in financial instruments owned.

(b)   ***Concentrations of Credit Risk***

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations of credit risk arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2018

(18) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 of the Securities Exchange Act and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,500,000;

b.   2% of aggregate debit balances arising from customer transactions, as defined; or

c.   8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange, which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2018, the Company had net capital of $643,885,000, which was $635,277,000 in excess of the minimum net capital required under Rule 15c3-1.

(19) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through May 29, 2018, the date at which the statement of financial condition were available to be issued, and determined that there are no other items to recognize or disclose.